Mail Stop 3010

June 5, 2009

Mr. Earle Steinberg
President and Chief Executive Officer
Thomas Group, Inc.
5221 North O'Connor Boulevard, Suite 500
Irving, TX 75039-3714

> **Re: Thomas Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 13, 2009**
> **File No. 0-22010**

Dear Mr. Steinberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.   We note that you decreased your deferred tax asset valuation allowance in 2008 by $59,000, resulting in a $58,000 balance at December 31, 2008. Please tell us how you determined it is more likely than not that the remaining $1.8 million net deferred tax asset will be realized. In addition, in future filings please disclose the material assumptions underlying your determination that the net asset will be

realized, including disclosure of the use of tax-planning strategies as well as expectations of future income. In your response please provide us with an example of your proposed disclosure for the June 30, 2009 10-Q.

Form 10-Q for the Period Ended March 31, 2009

Exhibits 31.1 and 31.2

2.   We note that you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting in your certifications in your Form 10-Q for the period ended March 31, 2009. Please amend your Form 10-Q for the quarter ended March 31, 2009 to conform your certifications to the exact wording as provided in Item 601(b)(31) of Regulation S-K. Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certifications. In addition, please confirm for us that these changes will be incorporated into all future filings.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3429.

Sincerely,

Kristi Marrone
Staff Accountant